

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Kimberly Murphy
Chief Executive Officer
ORAGENICS INC
4902 Eisenhower Boulevard, Suite 125
Tampa, FL 33634

>   **Re: ORAGENICS INC**
>   **Registration Statement on Form S-3**
>   **Filed January 13, 2023**
>   **File No. 333-269225**

Dear Kimberly Murphy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark Catchur